SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under The Securities Exchange Act of 1934

(Amendment No. 1)

                                Minbanc Capital Corp
_____________________________________________________________________________
                                    (Name Of Issuer)
                                 Common Stock Par $1.00
______________________________________________________________________________
                             (Title of Class of Securites)
                                      602522104
                            ______________________________
                                    (Cusip Number)


 Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person : (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                      (Continued on the following page(s))

                              Page 1 of 6 Pages



SEC 1745   (9-82)

CUSIP No.  602522104                  13G                  Page 2 of 6 Pages

Minbanc Capital Corp

1
NAME OF REPORTING PERSON
S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
Chemical Banking Corporation - CBC
Chemical Bank                -  CB


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)
                                                  (B)

3
SEC USE ONLY



4
CITIZENSHIP OR PLACE OF ORGANIZATION
Chemical Banking Corporation - CBC
Chemical Bank                - CB


NUMBER
OF
SHARES
5
SOLE VOTING POWER
CBC    - 702
CB     - 702


BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER
NONE


EACH
REPORTING
PERSON

7
SOLE DISPOSITIVE POWER
CBC      - 702
CB       - 702

WITH
8
SHARED DISPOSITIVE POWER
NONE


 9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  CBC - 702
                  CB  - 702

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES *


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     CBC -     8.04 %
     CB -      8.04 %

12
TYPE OF PERSON REPORTING*
                  CBC - HC
                  CB   - BK


                            * SEE INSTRUCTION BEFORE FILLING OUT!





                                            Minbanc Capital Corp.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G Under
The Securities Exchange Act of 1934

(Amendment No. )


Item 1(a).Name of Issuer:     Minbanc Capital Corp.

Item 1(b).Address of Issuer:  1120 Connecticut Ave. NW
                              Washington DC 20036

     Principal Executive Officer:  Thomas Boland, Chmn


Item 2(a).     Name of Person Filing:   This notice is filed by CHEMICAL
BANKING CORPORATION (CBC) and its wholly owned subsidiary, Chemical Bank (CB).


Item 2(b).     Address of Principal Business CBC:  270 Park Avenue
                       Office:                     New York, NY 10017
                                              CB:  270 Park Avenue
                                                   New York, NY 10017
Item 2(c).     Citizenship:  CBC - Delaware
                             CB - New York

Item 2(d).     Title of Class of Securities: Units of Beneficial Interest

Item 2(e).     CUSIP Number:  602522-10-4

                                             Minbanc Capital Corp.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [   ] Broker or dealer registered under Section 15 of the Act.

     (b) [ X ] Bank as defined in Section 3(a)(6) of the Act.

     (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [   ] Investment Company registered under Section 8 of the Investment
Company Act.

     (e) [   ] Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940.

     (f) [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

     (g) [ X ] Parent Holding Company, in accordance with Section
240.13d-1(b)(ii)(G).

     (h) [   ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:    CBC - 702
                                         CB - 702
     (b)  Percent of Class:             CBC - 8.04%
                                         CB - 8.04%
     (c)  Number of shares as to which such person has:

            (i)     Sole power to vote or to direct the vote:
                                           CBC - 702
                                           CB  - 702
           (ii)     Shared power to vote or to direct the vote:

                                Minbanc Capital Corp.


          (iii)     Sole power to dispose or to direct the disposition of:
                                      CBC - 702
                                      CB  - 702

           (iv)     Shared power to dispose or to direct the disposition of:

          The original amount reported on February 10, 1995 was 752 shares. This amount was in error. The actual amount held is 702 shares.

Item 5.   Ownership of Five Percent or Less of a Class:



Item 6.   Ownership of More than Five Percent on Behalf of Another Person:


     Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

     Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is as set forth on the cover page hereof. CB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.   Identification and Classification of Members of this Group:

           Not applicable.

Item 9.   Notice of Dissolution of Group:

           Not applicable.

                               Minbanc Capital Corp.



Item 10.  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:    October 20, 1995




                 CHEMICAL BANK          CHEMICAL BANKING CORPORATION

               /s/John B. Wynne            \s\John B. Wynne
                  John B. Wynne              John B. Wynne
               Corporate Secretary        Corporate Secretary

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